Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial information as of and for the three and nine months ended September 30, 2022, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, the terms “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us” refer to AC Immune SA together with its fully-owned subsidiary, AC Immune USA, Inc.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of October 28, 2022.

Business Overview

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to become a global leader in precision medicine for the diagnosis and treatment of neurodegenerative diseases. We are executing a clear business strategy built on three pillars: (i) accelerate development of novel therapeutics in AD with our partners; (ii) expand our strategic focus in Parkinson’ disease (PD) and non-AD neurodegenerative diseases, including NeuroOrphan indications and limbic-predominant age-related TDP-43 encephalopathy (LATE); and (iii) a continued focus on diagnostics enabling precision medicine to be an ultimate differentiator for the Company.

Our three-pillar execution strategy reflects our unique precision medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neurodegenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients’ specific disease drivers, to be used in concert in order to slow or stop the disease course. Ultimately, it is our belief that precision medicine will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, affording treatment with the right therapies at the right time.

Leveraging our dual proprietary technology platforms, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing eleven therapeutic and three diagnostic programs, with seven currently in clinical trials, targeting five different types of misfolded pathological proteins related to AD, PD and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our validated technology platforms and personalized medicine approach position AC Immune to revolutionize the treatment of neurodegenerative disease in the way precision diagnostics and targeted therapies are revolutionizing the treatment of cancer.

Our clinical-stage product candidates include:

●	ACI-35.030. Janssen and AC Immune are evaluating the anti-phosphorylated-Tau (anti-pTau) vaccine candidate ACI-35.030 in a Phase 1b/2a study in subjects with early AD. Interim results show that ACI-35.030 vaccination generated a strong antigen-specific antibody response against pTau in 100% of participants, achieving anti-pTau antibody levels of about two orders of magnitude higher than pre-vaccination levels, whereas anti-ePHF (enriched paired helical filaments) antibody titers increased by one order of magnitude from baseline as early as two weeks after the second injection at week 8 of the mid-dose of ACI-35.030. No clinically relevant safety concerns related to the vaccine candidate were observed. Based on these results, the second highest dose cohort was expanded in Q2 2021 to facilitate plans for further late-stage development. ACI-35.030 specifically targets pathological pTau species and is eventually intended as a disease-modifying treatment for AD and other Tauopathies.
●	ACI-24 for AD. A first Phase 1/2 study was completed and finalized in 2019. The subsequent Phase 2 study in AD assessed the safety, tolerability, immunogenicity and target engagement of ACI-24 using intramuscular immunizations and analyzed the effects of ACI-24 on brain amyloid as assessed by PET imaging. This trial was completed and finalized in November 2021. ACI-24 was safe and well tolerated and triggered a clear IgM response with lower Abeta-specific IgG titers. While no apparent effect in amyloid-PET was observed in this limited study population, there was evidence of a pharmacodynamic effect observed by an increase of CSF Aβ1-40 and Aβ1-42 levels compared to the placebo, thus suggesting target engagement. These results support the clinical development of the optimized formulation of ACI-24 (i.e. ACI-24.060) with Abeta unrelated T-helper cell epitopes to increase the magnitude and the boost-ability of the antibody response. A phase 1b/2, multicenter, adaptive, double-blind, randomized, placebo-controlled study to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACl-24.060 is being evaluated in subjects with prodromal Alzheimer’s disease and subsequently in adults with Down syndrome. The Clinical Trial Application (CTA) for a study evaluating the optimized formulation of ACI-24 in AD and Down syndrome populations has been approved and the first patient dosed in Q2 2022.
●	ACI-24 for DS. Our Phase 1b clinical study of ACI-24 for individuals with DS, intended to assess safety, tolerability and immunogenicity at two doses, was completed and results reported in Q1 2021. The results support a favorable safety and tolerability profile of ACI-24 and show a pharmacodynamic response in this vulnerable patient population and the advancement of this program with the optimized formulation of ACI-24 (i.e. ACI-24.060).
●	ACI-7104. ACI-7104, the optimized formulation of the clinically-validated PD vaccine candidate PD01, will advance into an adaptive, biomarker-based Phase 2 study following the recent approval of the Clinical Trial Application. This trial will evaluate an initial dose-response of the optimized formulation focusing on immunogenicity against a-syn and pathological a-syn species. Additionally, the identification or verification of disease-specific biomarkers and progression of motor and non-motor symptoms of Parkinson’s disease will be monitored, together with digital, imaging and fluid biomarkers, in the second part of the study. The trial initiation is planned in Q4 2022.
●	Semorinemab. Our collaboration partner, Genentech, a member of the Roche Group, completed a first Phase 2 study (Tauriel) conducted in patients with prodromal-to-mild AD in Q3 2020. This trial did not meet its primary efficacy endpoint of reducing decline on Clinical Dementia Rating-Sum of Boxes (CDR-SB) compared to placebo; the primary safety endpoint was met. A second Phase 2 study (Lauriet) conducted in patients with mild-to-moderate AD was completed in Q3 2021 and top-line data showed a statistically significant reduction on one of two co-primary endpoints, ADAS-Cog11. The second co-primary endpoint, ADCS-ADL, and secondary endpoints were not met. Safety data showed that semorinemab is well tolerated with no unanticipated safety signals. Genentech reported that the open label portion of the study will continue as planned and that further analyses are ongoing. Semorinemab is designed to slow the prion-like propagation of Tau pathology, which coincides with both clinical symptoms and disease progression in AD.

●	Crenezumab. In Q2 2022, the Company provided an update on its Alzheimer’s Prevention Initiative study evaluating crenezumab in autosomal dominant Alzheimer’s disease. Crenezumab did not statistically significantly slow or prevent cognitive decline in people with a specific genetic mutation which causes early-onset Alzheimer’s disease. However, numerical differences favoring crenezumab over placebo were observed across the co-primary, multiple secondary and exploratory endpoints. Initial data was presented at the Alzheimer’s Association International Conference (AAIC) on August 2, 2022.
●	Morphomer Tau aggregation inhibitors. In collaboration with our partner, Lilly, we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan indications. We completed a Phase 1 clinical study in healthy volunteers with ACI-3024, in Q2 2020, which showed a dose-dependent exposure and brain penetration, achieving the desired levels of ACI-3024 in the CSF. In addition to AD, the program was expanded to NeuroOrphan indications and ACI-3024 will be further evaluated for efficacy in models of rare Tauopathies. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. These will be broadly developed in Tau-dependent neurodegenerative diseases.
●	Tau-PET tracer. PI-2620 is our Tau-PET imaging agent. We are working with our partner, LMI, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD Tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620’s differentiated characteristics as a diagnostic tool for studying Tau-related diseases. PI-2620 completed a Phase 2 clinical trial in AD in Q4 2021 and submitted a late-stage study protocol to regulators in Q3 2022.

A study published in Movement Disorders indicated a value of PI-2620 for evaluating corticobasal syndrome, providing quantitatively and regionally distinct signals in beta-amyloid-positive as well as beta-amyloid-negative corticobasal syndrome. Further, results demonstrated PI-2620’s excellent characteristics as a diagnostic tool for studying Tau-related diseases following a recent publication (J Cereb Blood Flow Metab) that PI-2620 binding characteristics in cortical regions differentiated between 3/4R- and 4R-tauopathies and might serve as a supportive readout in the diagnostic workup of neurodegenerative disorders. Two test-retest studies in PSP (Phase 1) are open and recruiting with data anticipated in Q4 2022.

●	A-syn-PET tracer. Our next-generation PET imaging tracer, derived from our Morphomer platform, has shown significant potential to reliably detect and map deposits of pathological alpha-synuclein protein in the brain. Supported by the Michael J. Fox Foundation for Parkinson’s Research (MJFF), a first-in-human study and an investigator-initiated study of our latest diagnostic agent targeting a-syn, ACI-12589, were initiated in Q1 and Q3 2021, respectively. The readouts of these trials in patients with PD, multiple system atrophy (MSA) and other synucleinopathies were reported at the AD/PDTM 2022 Conference. These images provided the first clinical proof-of-concept for an a-syn PET tracer, as ACI-12589 clearly distinguished patients with MSA from those with other alpha-synucleinopathies and healthy controls.

Interim 2022 Company Highlights

●	Detailed results from the Phase 2 Alzheimer’s Prevention Initiative (API) study evaluating the anti-Abeta monoclonal antibody crenezumab in autosomal dominant Alzheimer’s disease (ADAD), presented at AAIC by AC Immune’s partner Genentech, a member of the Roche group, and the Banner Alzheimer’s Institute. Numerical differences favoring crenezumab were observed across both co-primary endpoints, as well as multiple secondary and exploratory endpoints, though none were statistically significant. Demographic and baseline biomarker data indicate a confluence of factors (e.g. dose and slower than expected disease progression) may have led the study to have lower than expected statistical power. All mutation carriers may continue to receive crenezumab while the data are further analyzed.
●	Provided an update on the Phase 1b/2 ABATE study of the Abeta vaccine ACI-24.060 in patients with prodromal Alzheimer’s disease (AD) and individuals with Down syndrome (DS). Clinical sites in the UK and Spain are now open and recruiting following regulatory clearances in both countries. Interim safety and immunogenicity data from the Phase 1b portion of the trial in AD are expected around year end 2022. U.S. Investigational New Drug (IND) application planned for submission in Q1 2023.
●	Received clearance for a clinical trial application to initiate an adaptive, biomarker-based Phase 2 study of the anti-alpha-synuclein vaccine ACI-7104 in patients with early Parkinson’s disease (PD). Initiation of the trial is expected in Q4 2022.
●	The Tau PET tracer, PI-2620, is being advanced into late-stage development in AD by our partner, Life Molecular Imaging.
●	Received a MJFF grant to support the continued development of ACI-12589, AC Immune’s wholly-owned alpha-synuclein (a-syn) PET tracer. The new grant brings the total MJFF funding for this program up to USD 3.7 million.
●	Showcased pipeline of potentially first- and best-in-class therapeutic and diagnostic candidates with 10 presentations at the 2022 Alzheimer’s Association International Conference (AAIC).
●	Hosted a key opinion leader webinar on vaccines for Alzheimer’s and Parkinson’s diseases. The webinar featured a presentation by Cynthia A. Lemere, Ph.D., of the Ann Romney Center for Neurologic Diseases at Brigham & Women's Hospital and Harvard Medical School.

Results of Operations

The Covid-19 global pandemic has impacted various countries in which AC Immune currently operates clinical trials and business operations. The extent to which Covid-19 may impact us will depend on future developments, which are currently uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the severity of Covid-19, or the effectiveness of actions to contain and treat Covid-19.

The Company continues to execute its business continuity plan and adapt as the situation evolves. Currently, we have resumed normal operations at full capacity, with minimal disruption to our business. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and orders related to the pandemic and are working proactively with our partners and other stakeholders to take steps intended to mitigate and minimize any negative impact to our research, clinical programs and other business operations.

The Company does not currently have or project material impacts to the ongoing key trials. Additionally, the Company has drug supplies that are expected to be sufficient to complete ongoing trials as well as additional drug substance supplies expected to be sufficient to support ongoing cohorts of clinical trials for a period of at least three to six months. The Company will refrain from starting new clinical trials if a minimum of a six-month supply on hand cannot be secured. Finally, the Company currently does not expect delays to its clinical trials due to manufacturing or supply-chain issues.

Comparison of the three and nine months ended September 30, 2022 and 2021

Contract revenues

The Company generated CHF 3.9 million in contract revenues for the three months ended September 30, 2022, compared to nil in the comparable prior period. This represents an increase of CHF 3.9 million. The following table summarizes our contact revenues during the three months ended September 30, 2022 and 2021:

	For the Three Months Ended September 30,
in CHF thousands, unaudited	2022	2021	Change
Contract revenue	3,934	—	3,934
Total contract revenue	3,934	—	3,934

For the three months ended September 30, 2022, the CHF 3.9 million increase compared with the prior period is predominantly related to:

●	CHF 3.9 million for a milestone associated with our agreement with Life Molecular Imaging (LMI).

For the nine months ended September 30, 2022, the Company generated CHF 3.9 million in contract revenues compared to nil in the comparable period. This represents an increase of CHF 3.9 million. The following table summarizes our contact revenues during the nine months ended September 30, 2022 and 2021:

	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2022	2021	Change
Contract revenue	3,934	—	3,934
Total contract revenue	3,934	—	3,934

For the nine months ended September 30, 2022, the CHF 3.9 million increase compared with the prior period is predominantly related to:

●	CHF 3.9 million for a milestone associated with our agreement with LMI.

Research and Development Expenses

Research and development (R&D) activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements have different arrangements to share costs for the development of our product candidates.

We have completed our R&D spending in both of our Genentech collaborations. We and Janssen are co-developing second-generation therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share R&D costs until the completion of the first Phase 2b. AC Immune’s contribution to the first Phase 2b trial is capped. From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the vaccines. We also expect to incur additional R&D expenditures associated with the expansion of our Morphomer Tau program into AD and NeuroOrphan indications.

We also intend to increase our R&D costs associated with the advancement of our ACI-24 vaccine program (i.e. ACI-24 AD and ACI-24 DS) and ACI-7104 in Parkinson’s disease and through mid- and late-stage clinical development.

Finally, we intend to further characterize our other clinical and preclinical candidates. In addition to these arrangements and proprietarily held assets, we expect that our total future R&D costs will increase over current levels, in line with our three-pillar strategy that focuses on (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics.

The table below provides a breakdown of our R&D costs, including direct R&D costs, manufacturing costs related to R&D and other R&D costs not allocated directly to programs for the periods covered by these Interim Condensed Consolidated Financial Statements. The R&D costs not allocated to specific programs include employment costs, regulatory, QA and intellectual property costs. We do not assign our internal costs, such as salary and benefits, share-based compensation expenses, laboratory supplies, and other direct expenses and infrastructure costs to individual R&D projects, because the employees within our R&D groups are typically deployed across multiple R&D programs.

For the three months ended September 30, 2022, R&D expenses totaled CHF 14.4 million compared with CHF 15.1 million for the comparable period in 2021, respectively. This represents a decrease of CHF 0.7 million. The following table presents the R&D expenses during the three months ended September 30, 2022 and 2021:

	For the Three Months
	Ended September 30,
in CHF thousands, unaudited	2022	2021	Change
Discovery and preclinical expenses	3,812	4,603	(791)
Clinical expenses	3,578	4,186	(608)
Group function expenses	343	261	82
Total Direct R&D	7,733	9,050	(1,317)
Payroll expenses	4,013	3,870	143
Share-based compensation	470	503	(33)
Other non-allocated	2,169	1,695	474
Total R&D	14,385	15,118	(733)

	For the Three Months
	Ended September 30,
in CHF thousands, unaudited	2022	2021	Change
Operating expenses[1]	9,902	10,745	(843)
Salaries and related costs[2]	4,483	4,373	110
Total R&D expenses	14,385	15,118	(733)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended September 30, 2022:

Discovery and preclinical expenses decreased by CHF 0.8 million, primarily due to:

●	a decrease of CHF 0.7 million in ACI-24 for DS for the development costs associated with the vaccine formulation and CHF 0.8 million for certain discovery programs,

This was partially offset by:

●	an increase of CHF 0.6 million associated with investments in our ACI-7104 vaccine, our alpha-synuclein vaccine for Parkinson’s disease acquired in Q4 2021.

Clinical expenses decreased by CHF 0.6 million, primarily due to:

●	a decrease of CHF 2.0 million for the clinical development of ACI-35.030 driven by timing of activities across various cohorts started in prior years and expenses associated with the R&D cost sharing and CHF 0.5 million for ACI-24 for AD as the prior clinical trial completed,

This was partially offset by:

●	an increase of CHF 1.2 million for the clinical development of ACI-7104, which were not incurred in the prior period and CHF 0.5 million for the new clinical development of our ACI-24 vaccine program.

The variances in Group function expenses relate to regulatory and quality assurance, and intellectual property costs.

The variances in Other non-allocated expenses relate to administrative R&D and certain non-allocated functional expenses, primarily due to:

●	an increase of CHF 0.7 million associated with the reallocation of certain IT and facilities expenditures made in Q3 2022 that were not reclassified in the prior year period,

This was partially offset by:

●	a decrease of CHF 0.2 million across various other cost centers.

Total salaries and related costs increased by CHF 0.1 million, primarily due to:

●	an increase in salary- and benefit-related costs of CHF 0.1 million primarily related to new hires during the quarter and annualization of 2021 hires.

For the nine months ended September 30, 2022, R&D expenses totaled CHF 45.2 million compared with CHF 42.2 million for the comparable period in 2021. This represents an increase of CHF 3.0 million. The following table presents the R&D expenses during the nine months ended September 30, 2022 and 2021:

	For the Nine Months
	Ended September 30,
in CHF thousands, unaudited	2022	2021	Change
Discovery and preclinical expenses	12,518	14,413	(1,895)
Clinical expenses	9,975	9,349	626
Group function expenses	1,080	688	392
Total Direct R&D	23,573	24,450	(877)
Payroll expenses	13,098	12,393	705
Share-based compensation	1,225	1,146	79
Other non-allocated	7,304	4,169	3,135
Total R&D	45,200	42,158	3,042

	For the Nine Months
	Ended September 30,
in CHF thousands, unaudited	2022	2021	Change
Operating expenses[1]	30,877	28,619	2,258
Salaries and related costs[2]	14,323	13,539	784
Total R&D expenses	45,200	42,158	3,042

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the nine months ended September 30, 2022:

Discovery and preclinical expenses decreased by CHF 1.9 million, primarily due to:

●	a decrease of CHF 1.7 million in ACI-24 for DS for the development costs associated with the vaccine formulation as the program advances into clinical testing, CHF 0.3 million for our inflammation programs and CHF 0.8 million for certain discovery programs,

This was partially offset by:

●	an increase of CHF 0.9 million associated with investments in our ACI-7104 vaccine, our alpha-synuclein vaccine for Parkinson’s disease acquired in Q4 2021.

Clinical expenses increased by CHF 0.6 million, primarily due to:

●	an increase of CHF 2.2 million for the clinical development of ACI-7104 and CHF 1.8 million for the new clinical development of our ACI-24 vaccine program,

This was partially offset by:

●	a decrease of CHF 2.3 million for the clinical development of ACI-35.030 driven by timing of activities across various cohorts started in prior years and expenses associated with the R&D cost sharing, CHF 0.9 million for ACI-24 for AD as the prior clinical trial completed and CHF 0.2 million for other clinical programs.

The variances in Group function expenses relate to regulatory and quality assurance, and intellectual property costs.

The variances in Other non-allocated expenses relate to administrative R&D and certain non-allocated functional expenses, primarily due to:

●	an increase of CHF 2.1 million associated with the reallocation of certain IT and facilities expenditures for the nine months ended September 30, 2022 that were not reclassified in the prior period, CHF 0.4 million in certain IT related investments and CHF 0.6 million across various cost centers particularly in research.

Total salaries and related costs increased by CHF 0.8 million, primarily due to:

●	an increase in salary- and benefit-related costs of CHF 0.7 million primarily related to new hires during the period and annualization of 2021 hires.

General and administrative expenses

General and administrative expenses consist of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses, and other operating expenses.

For the three months ended September 30, 2022, general and administrative expenses totaled CHF 3.3 million compared with CHF 5.4 million for the comparable period in 2021. This represents a decrease of CHF 2.1 million. The following table presents the general and administrative expenses during the three months ended September 30, 2022 and 2021:

	For the Three Months
	Ended September 30,
in CHF thousands, unaudited	2022	2021	Change
Operating expenses[1]	1,534	2,420	(886)
Salaries and related costs[2]	1,740	3,000	(1,260)
Total general and administrative expenses	3,274	5,420	(2,146)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended September 30, 2022, this decrease is primarily due to:

●	a decrease of CHF 0.7 million associated with the reallocation of certain IT and facilities expenditures made in Q3 2022 that were not reclassified in the prior period,
●	a decrease of CHF 0.3 million for transaction costs associated with our asset acquisition for a portfolio of therapeutics targeting alpha-synuclein and cash in 2021, which were not incurred in the current period; and
●	a CHF 1.3 million decrease in personnel expenses, largely driven by a CHF 0.8 million decrease in share-based compensation expense associated with the forfeiture of awards to a former member of management.

For the nine months ended September 30, 2022, general and administrative expenses totaled CHF 11.8 million compared with CHF 15.0 million for the comparable period in 2021. This represents a decrease of CHF 3.2 million. The following table presents the general and administrative expenses during the nine months ended September 30, 2022 and 2021:

	For the Nine Months
	Ended September 30,
in CHF thousands, unaudited	2022	2021	Change
Operating expenses[1]	4,405	6,758	(2,353)
Salaries and related costs[2]	7,423	8,235	(812)
Total general and administrative expenses	11,828	14,993	(3,165)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the nine months ended September 30, 2022, this decrease is primarily due to:

●	a decrease of CHF 2.1 million associated with the reallocation of certain IT and facilities expenditures for the nine months ended September 30, 2022 that were not reclassified in the prior period,
●	a decrease of CHF 0.7 million for transaction costs associated with our asset acquisition for a portfolio of therapeutics targeting alpha-synuclein and cash in 2021, which were not incurred in the current period; and
●	a CHF 0.8 million decrease in personnel expenses, largely driven by a CHF 0.7 million decrease in share-based compensation expense associated with the forfeiture of awards to a former member of management,

This was partially offset by:

●	an increase of CHF 0.4 million across various other cost centers.

Other operating income/(expense)

Other operating income/(expense) consists primarily of income associated with foundation grants such as those from the MJFF or Target ALS.

For the three months ended September 30, 2022, other operating income/(expense) totaled CHF 0.3 million compared with CHF 0.3 million for the comparable period in 2021. This represents an increase of less than CHF 0.1 million. The following table presents the other operating income/(expense) during the three months ended September 30, 2022 and 2021:

	For the Three Months
	Ended September 30,
in CHF thousands, unaudited	2022	2021	Change
Other operating income/(expense)	262	255	7
Total other operating income/(expense)	262	255	7

For the three months ended September 30, 2022, this increase is immaterial.

For the nine months ended September 30, 2022, other operating income/(expense) totaled CHF 0.9 million compared with CHF 0.9 million for the comparable period in 2021. This represents an increase of less than CHF 0.1 million. The following table presents the other operating income/(expense) during the nine months ended September 30, 2022 and 2021:

	For the Nine Months
	Ended September 30,
in CHF thousands, unaudited	2022	2021	Change
Other operating income/(expense)	944	928	16
Total other operating income/(expense)	944	928	16

For the nine months ended September 30, 2022, this increase is immaterial.

Finance result, net

For the three months ended September 30, 2022, finance result was less than a CHF 0.1 million loss compared with a CHF 4.4 million gain for the comparable period in 2021. This represents a decrease of CHF 4.5 million. The following table presents the finance result during the three months ended September 30, 2022 and 2021:

	For the Three Months
	Ended September 30,
in CHF thousands, unaudited	2022	2021	Change
Financial income	11	4,424	(4,413)
Financial expense	(77)	(181)	104
Exchange differences	17	122	(105)
Finance result, net	(49)	4,365	(4,414)

For the three months ended September 30, 2022, a change in net finance result of CHF 4.4 million primarily related to:

●	a CHF 4.4 million gain associated with the change in fair value of derivative financial assets in the prior period which did not repeat in the current period.

For the nine months ended September 30, 2022, finance result was a CHF 0.2 million gain compared with a CHF 4.5 million gain for the comparable period in 2021. This represents a decrease of CHF 4.3 million. The following table presents the finance result during the nine months ended September 30, 2022 and 2021:

	For the Nine Months
	Ended September 30,
in CHF thousands, unaudited	2022	2021	Change
Financial income	11	4,424	(4,413)
Financial expense	(356)	(408)	52
Exchange differences	502	487	15
Finance result, net	157	4,503	4,346

For the nine months ended September 30, 2022, a change in net finance result of CHF 4.3 million primarily related to:

●	a CHF 4.4 million gain associated with the change in fair value of derivative financial assets in the prior period which did not repeat in the current period.

Liquidity and Capital Resources

To date, AC Immune has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements and grants. The Company is a clinical-stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations. As of September 30, 2022, we had cash and cash equivalents of CHF 44.5 million and short-term financial assets of CHF 96.0 million for a total liquidity balance of CHF 140.5 million.

Our primary uses of capital are, and we expect will continue to be, R&D expenses, compensation and related expenses, and other operating expenses including rent. Cash and cash equivalents used to fund operating expenses are impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with a number of our product candidates in various stages of clinical development. We and Janssen are co-developing second-generation therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share R&D costs until the completion of the first Phase 2b. AC Immune’s contribution to the first Phase 2b trial is capped. From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the vaccines. We expect to incur additional R&D expenditures associated with the expansion of our Morphomer Tau program into AD and NeuroOrphan indications. We intend to increase our R&D costs associated with the advancement of ACI-7104 in Parkinson’s disease and our ACI-24 vaccine program (i.e. ACI-24 AD and ACI-24 DS) through mid-stage clinical development. We also intend to further characterize our preclinical candidates.

We plan to continue to fund our operating and capital funding needs through proceeds received from licensing and collaboration agreements (LCAs) and through equity or other forms of financing. For example, in Q3 2020 we entered into the Open Market Sale Agreement (Sale Agreement) with Jefferies LLC (Jefferies), which provides that, upon the terms and subject to the conditions and limitations set forth in the Sale Agreement, we may elect to issue and sell, from time to time, shares of our common shares having an aggregate offering price of up to USD 80.0 (CHF 78.8) million through Jefferies acting as our sales agent. We replaced this Sale Agreement in Q2 2021 to continue the ATM program. Under the new Sale Agreement, Jefferies may sell the shares of common shares by any method permitted by law deemed to be an “at the market offering” as defined under the Securities Act of 1933, as amended, in privately negotiated transactions with our consent or in block transactions. Jefferies will use commercially reasonable efforts to sell the shares of common shares subject to the new Sales Agreement from time to time, consistent with its normal sales and trading practices, on mutually agreed terms. We will pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any common shares sold through Jefferies under the new Sales Agreement. We are not obligated to make any sales of common shares under the new Sales Agreement, and we have not yet sold any common shares pursuant to the new Sales Agreement.

We may also consider entering into additional LCAs and selectively partnering for clinical development and commercialization.

Cash Flows

The following table summarizes AC Immune’s cash flows for the periods indicated:

	For the Nine Months
	Ended September 30,
in CHF thousands, unaudited	2022	2021	Change
Net cash provided by/(used in):
Operating activities	(56,161)	(47,861)	(8,300)
Investing activities	18,804	(31,942)	50,746
Financing activities	(1,195)	12,013	(13,208)
Net decrease in cash and cash equivalents	(38,552)	(67,790)	29,238

Operating activities

Net cash used in operating activities was CHF 56.2 million for the nine months ended September 30, 2022, compared with net cash used in operating activities of CHF 47.9 million for the nine months ended September 30, 2021. The change in cash used in operating activities for the nine months ended September 30, 2022 was due to (i) the Company’s reporting a net loss of CHF 53.0 million for the period, compared with a net loss of CHF 51.7 million for the same period in 2021, driven by a CHF 3.8 million increase in R&D expenditures for the nine months ended September 30, 2022, (ii) an increase of CHF 3.8 million in other current receivables and a (iii) a decrease of CHF 4.4 million in accrued expenses, representing cash outflows associated with the timing of certain accrual payments during the period.

Investing activities

Net cash provided by investing activities was CHF 18.8 million for the nine months ended September 30, 2022, compared with net cash used in investing activities of CHF 31.9 million for the nine months ended September 30, 2021. The Company settled short-term financial assets totaling CHF 20.0 million for the current period compared to the investment of a net CHF 30.0 million in the prior period. The Company additionally acquired CHF 1.2 million in fixed assets in the current period compared to CHF 1.9 million in the prior period.

Financing activities

Net cash used in financing activities was CHF 1.2 million for the nine months ended September 30, 2022, compared with net cash provided by financing activities of CHF 12.0 million for the nine months ended September 30, 2021. The decrease of CHF 13.2 million is predominantly related to CHF 12.1 million received from proceeds from the sale of treasury shares in public offerings, net of underwriting fees and transaction costs in the prior period which were not received in the current comparable period. Additionally, the Company paid CHF 0.8 million in stamp duty associated with issuance of shares in relation to the asset acquisition that were previously accrued.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of September 30, 2022, we had cash and cash equivalents of CHF 44.5 million and short-term financial assets of CHF 96.0 million, resulting in CHF 140.5 million of liquidity. The decrease relative to December 31, 2021 was predominantly related to R&D spending on our major discovery and R&D programs, the strengthening of the Company’s infrastructure, systems and organization and other operating expenditures. There can be no certainty as to the exact timing of future milestone payments, or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached. Accordingly, assuming that we do not receive potential milestone payments and based upon our currently contemplated R&D strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements into Q3 2024.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

●	The scope, rate of progress, results and cost of our preclinical and clinical studies and other related activities, according to our long-term strategic plan;
●	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

●	The cost, timing and outcomes of regulatory approvals;
●	The costs and timing of establishing sales, marketing and distribution capabilities;
●	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;
●	The emergence of competing technologies or other adverse market developments; and
●	The cost, timing and outcomes of managing, protecting and defending our intellectual property portfolio.

Quantitative and Qualitative Disclosures about Market Risk

During the three and nine months ended September 30, 2022, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

Non-IFRS Financial Measures

In addition to AC Immune’s operating results, as calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, we use adjusted loss and adjusted loss per share when monitoring and evaluating our operational performance. Adjusted loss is defined as loss for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted loss per share is defined as adjusted loss for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance the comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or as substitutes for our IFRS financial measures and should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net loss. The following table reconciles net loss to adjusted loss and adjusted loss per share for the periods presented:

Reconciliation of Loss to Adjusted Loss and
Loss Per Share to Adjusted Loss Per Share

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
in CHF thousands except for share and per share data, unaudited	2022	2021	2022	2021
Loss	(13,516)	(15,918)	(52,004)	(51,720)
Adjustments:
Non-cash share-based payments[1]	555	1,388	2,441	3,081
Foreign currency (gains)/losses[2]	(132)	(117)	(839)	(481)
Change in fair value of derivative financial assets[3]	—	(4,424)	—	(4,424)
Transaction costs[4]	—	335	—	745
Adjusted Loss	(13,093)	(18,736)	(50,402)	(52,799)

Loss per share – basic and diluted	(0.16)	(0.22)	(0.62)	(0.71)
Adjustment to loss per share – basic and diluted	—	(0.04)	0.02	(0.02)
Adjusted loss per share – basic and diluted	(0.16)	(0.26)	(0.60)	(0.73)
Weighted-average number of shares outstanding Adjusted loss – basic and diluted	83,590,948	72,887,967	83,537,655	72,638,698

[1]

Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

[2]	Reflects foreign currency re-measurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and Euro with the Swiss Franc.
[3]	Reflects the change in the fair value of the derivative financial instruments associated with the convertible notes due to Investors as part of the prior year asset acquisition.
[4]	Reflects transaction costs associated with our asset acquisition for a portfolio of therapeutics targeting alpha-synuclein and cash completed in the prior year.

Adjustments for the three and nine months ended September 30, 2022, decreased net loss by CHF 0.4 million and CHF 1.6 million, respectively compared with an increase to net loss of CHF 2.8 million and CHF 1.1 million, respectively, for the comparable periods in 2021. The Company recorded CHF 0.6 million and CHF 2.4 million for share-based compensation expenses, respectively, in each of these periods, and there were foreign currency re-measurement gains of CHF 0.1 million and CHF 0.8 million, respectively, primarily related to movement in the USD-CHF exchange rate during the respective periods. In the prior comparable periods, the Company also recognized a CHF 4.4 million gain on the change in fair value of the derivative financial assets associated with the convertible notes. This gain did not arise in the current periods. Finally, the Company incurred CHF 0.3 million and CHF 0.7 million in transaction costs associated with its acquisition of a portfolio of therapeutics targeting alpha-synuclein in the three and nine months ended September 30, 2021 that did not repeat in the current periods.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, R&D costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our Annual Report on Form 20-F, including the impact of Covid-19 on our business, suppliers, patients and employees, and any other impact of Covid-19. These forward-looking statements speak only as of the date of this discussion and analysis, and are subject to a number of risks, uncertainties and assumptions as described under the sections in our Annual Report on Form 20-F entitled “Risk Factors” and in this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time such as the global pandemic originating with Covid-19, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.